Exhibit 99.1

Logistic Properties of the Americas

Condensed Consolidated Interim Financial Statements (Unaudited)

As of June 30, 2026 and December 31, 2025, and for the three and six months ended June 30, 2026 and 2025

LOGISTIC PROPERTIES OF THE AMERICAS AND SUBSIDIARIES

LOGISTIC PROPERTIES OF THE AMERICAS AND SUBSIDIARIES
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF PROFIT OR LOSS
AND OTHER COMPREHENSIVE INCOME (LOSS)
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026 AND 2025
(in U.S. Dollars except for number of shares)

		For the three months ended June 30,		For the six months ended June 30,
		2026	2025	2026	2025
	Notes	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
REVENUES
Rental revenue	3	$14,715,722	$11,589,985	$29,076,265	$23,354,760
Other revenue	3	27,099	102,707	65,015	177,723
Total revenues		14,742,821	11,692,692	29,141,280	23,532,483

Investment property operating expense	4	(2,548,730)	(2,007,135)	(4,790,591)	(4,344,837)
General and administrative expense		(4,181,069)	(4,579,830)	(8,251,024)	(8,172,171)
Investment property valuation gain (loss)	9	19,981,310	(257,400)	10,734,351	1,658,081
Financing costs	11	(4,938,236)	(4,933,560)	(10,926,392)	(10,182,645)
Net foreign currency (loss) gain		(586,245)	64,530	(903,636)	264,517
Other income	5	324,314	212,567	1,061,369	484,369
Other expenses	5	(327,078)	—	(349,484)	(2,749)
Profit before taxes		22,467,087	191,864	15,715,873	3,237,048

INCOME TAX EXPENSE	14	(8,211,739)	(1,306,837)	(9,033,517)	(3,291,315)

PROFIT (LOSS) FOR THE PERIOD		$14,255,348	$(1,114,973)	$6,682,356	$(54,267)

OTHER COMPREHENSIVE INCOME:
Items that may be reclassified subsequently to profit or loss:
Translation gain (loss) from functional currency to reporting currency		8,203,068	3,089,457	11,136,270	8,034,046
TOTAL COMPREHENSIVE INCOME FOR THE PERIOD		$22,458,416	$1,974,484	$17,818,626	$7,979,779

PROFIT (LOSS) FOR THE PERIOD ATTRIBUTABLE TO:
Owners of the Company		$12,733,405	$(1,208,387)	$4,823,659	$(1,940,834)
Non-controlling interests		1,521,943	93,414	1,858,697	1,886,567
Total profit (loss) for the period		$14,255,348	$(1,114,973)	$6,682,356	$(54,267)

TOTAL COMPREHENSIVE INCOME (LOSS) ATTRIBUTABLE TO:
Owners of the Company		$20,936,473	$1,881,070	$15,959,929	$6,093,212
Non-controlling interests		1,521,943	93,414	1,858,697	1,886,567
Total comprehensive income for the period:		$22,458,416	$1,974,484	$17,818,626	$7,979,779

Weighted average number of shares – basic	13	31,698,635	31,584,816	31,658,448	31,606,150
Weighted average number of shares – diluted	13	31,849,901	31,584,816	31,752,901	31,606,150
Earnings (loss) per share attributable to owners of the Company - basic	13	$0.40	$(0.04)	$0.15	$(0.06)
Earnings (loss) per share attributable to owners of the Company - diluted	13	$0.40	$(0.04)	$0.15	$(0.06)
The accompanying notes are an integral part of these condensed consolidated interim financial statements.

LOGISTIC PROPERTIES OF THE AMERICAS AND SUBSIDIARIES
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
AS OF JUNE 30, 2026 AND DECEMBER 31, 2025
(in U.S. Dollars)

		As of June 30, 2026 (Unaudited)	As of December 31, 2025
	Notes
ASSETS
CURRENT ASSETS:
Cash and cash equivalents		$33,582,188	$27,323,468
Lease and other receivables, net	7	3,742,796	4,142,217
Prepaid construction costs		767,443	125,061
Restricted cash equivalents - short term		5,000	105,000
Prepaid income taxes		2,129,152	1,196,382
Other current assets	8	5,808,442	6,709,555
Total current assets		46,035,021	39,601,683

NON-CURRENT ASSETS:
Investment properties	9	687,060,442	649,825,184
Tenant notes receivable - long term, net	7	1,210,639	1,370,812
Restricted cash equivalents - long term		7,242,243	6,598,299
Property and equipment, net		363,677	355,265
Deferred tax asset		185,542	179,509
Other non-current assets		3,097,768	2,842,514
Total non-current assets		699,160,311	661,171,583

TOTAL ASSETS		$745,195,332	$700,773,266

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable and accrued expenses		$10,554,399	$11,694,817
Income tax payable		905,010	7,101,476
Retainage payable		2,135,677	2,598,043
Long term debt – current portion	11	10,607,609	10,270,261
Security deposits – current portion		81,506	112,624
Lease liability – current portion	10	746,125	131,641
Other current liabilities	8	543,696	90,785
Total current liabilities		25,574,022	31,999,647

NON-CURRENT LIABILITIES:
Long term debt	11	310,182,329	285,064,648
Deferred tax liability		50,873,775	42,804,138
Security deposits		3,274,027	3,004,501
Lease liability	10	13,261,380	13,153,846
Other non-current liabilities		—	178,196
Total non-current liabilities		377,591,511	344,205,329

TOTAL LIABILITIES		403,165,533	376,204,976

EQUITY:
Ordinary shares	12	3,168	3,186
Additional paid-in capital		217,976,407	219,191,477
Retained earnings		53,913,723	49,090,064
Treasury shares, at cost	12	—	(2,030,382)
Foreign currency translation reserve		1,545,479	(9,590,791)
Equity attributable to owners of the Company		273,438,777	256,663,554
Non-controlling interests		68,591,022	67,904,736
Total equity		342,029,799	324,568,290

TOTAL LIABILITIES AND EQUITY		$745,195,332	$700,773,266
The accompanying notes are an integral part of these condensed consolidated interim financial statements.

LOGISTIC PROPERTIES OF THE AMERICAS AND SUBSIDIARIES
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY
FOR THE SIX MONTHS ENDED JUNE 30, 2026 AND 2025
(in U.S. Dollars except for number of shares)

		Ordinary Shares		Treasury Shares		Additional paid-in capital	Retained earnings	Foreign currency translation reserve	Equity attributable to owners of the Company	Non— controlling interests	Total equity
	Notes	Number of shares	Common Share capital	Number of shares	Amount
BALANCE AS OF DECEMBER 31, 2025		31,867,009	$3,186	(249,194)	$(2,030,382)	$219,191,477	$49,090,064	$(9,590,791)	$256,663,554	$67,904,736	$324,568,290
Profit (loss) for the period		—	—	—	—	—	4,823,659	—	4,823,659	1,858,697	6,682,356
Other comprehensive income		—	—	—	—	—	—	11,136,270	11,136,270	—	11,136,270
Total comprehensive income (loss) for the period		—	—	—	—	—	4,823,659	11,136,270	15,959,929	1,858,697	17,818,626
Share-based payments (net of tax)	16	—	—	—	—	791,627	—	—	791,627	—	791,627
Derecognition of non-controlling interests		—	—	—	—	23,667	—	—	23,667	(23,667)	—
Shares issued for vested RSUs	16	80,820	8	—	—	(8)	—	—	—	—	—
Retirement of treasury shares	12	(249,194)	(26)	249,194	2,030,382	(2,030,356)	—	—	—	—	—
Distributions to non-controlling interests		—	—	—	—	—	—	—	—	(2,048,744)	(2,048,744)
Capital contributions from non-controlling interests		—	—	—	—	—	—	—	—	900,000	900,000
BALANCE AS OF JUNE 30, 2026 (Unaudited)		31,698,635	$3,168	—	$—	$217,976,407	$53,913,723	$1,545,479	$273,438,777	$68,591,022	$342,029,799

		Ordinary Shares		Treasury Shares		Additional paid-in capital	Retained earnings	Foreign currency translation reserve	Equity attributable to owners of the Company	Non— controlling interests	Total equity
	Notes	Number of Shares	Common Share capital	Number of shares	Amount
BALANCE AS OF DECEMBER 31, 2024		31,799,747	$3,180	(126,834)	$(1,242,773)	$218,291,347	$38,593,217	$(26,680,095)	$228,964,876	$41,836,542	$270,801,418
Profit (loss) for the period		—	—	—	—	—	(1,940,834)	—	(1,940,834)	1,886,567	(54,267)
Other comprehensive income (loss)		—	—	—	—	—	—	8,034,046	8,034,046	—	8,034,046
Total comprehensive income (loss) for the period		—	—	—	—	—	(1,940,834)	8,034,046	6,093,212	1,886,567	7,979,779
Share-based payments (net of tax)	16	—	—	—	—	1,103,170	—	—	1,103,170	—	1,103,170
Shares issued for vested RSUs	16	97,910	10	—	—	(10)	—	—	—	—	—
Repurchase of Treasury shares	12	—	—	(249,194)	(2,030,381)	—	—	—	(2,030,381)	—	(2,030,381)
Capital contributions from non-controlling interests		—	—	—	—	—	—	—	—	1,462,334	1,462,334
Distributions paid to non-controlling interests		—	—	—	—	—	—	—	—	(1,256,373)	(1,256,373)
BALANCE AS OF JUNE 30, 2025 (Unaudited)		31,897,657	$3,190	(376,028)	$(3,273,154)	$219,394,507	$36,652,383	$(18,646,049)	$234,130,877	$43,929,070	$278,059,947

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

LOGISTIC PROPERTIES OF THE AMERICAS AND SUBSIDIARIES
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 2026 AND 2025
(in U.S. Dollars)

		For the Six Months Ended June 30,
		(Unaudited)
	Notes	2026	2025
Cash flows from operating activities:
Profit (loss) for the period		$6,682,356	$(54,267)
Adjustments:
Share-based payments	16	890,122	1,236,333
Depreciation and amortization		450,792	571,957
Expected credit losses adjustments	7	19,100	250,541
Net foreign currency loss (gain)		1,050,480	(104,518)
Investment property valuation gain	9	(10,734,351)	(1,658,081)
Financing costs	11	11,727,715	10,329,299
Loss on disposal of property and equipment		422	—
Straight-line rent		53,178	(171,300)
Interest income	9	—	(67,143)
Income tax expense	14	9,033,517	3,291,315
Working capital adjustments		(3,807,398)	(3,494,141)
Income tax paid	14	(7,108,861)	(1,221,330)
Net cash provided by operating activities		$8,257,072	$8,908,665

Cash flows from investing activities:
Capital expenditure on investment properties	9	$(9,559,116)	$(10,289,751)
Purchase of property and equipment		(25,744)	(26,892)
Proceeds from sale of investment properties		—	3,901,985
Repayments on loans to tenants	7	181,212	192,468
Restricted cash equivalents		(543,944)	(501,803)
Net cash used in investing activities		$(9,947,592)	$(6,723,993)

Cash flows from financing activities:
Long term debt borrowing	11	$79,371,593	$16,000,000
Long term debt repayment	11	(57,280,643)	(8,641,403)
Payments related to tax on restricted stock units		(98,495)	(133,163)
Cash paid for raising debt	11	(743,641)	(397,679)
Cash paid for equity issuance		(670,677)	—
Interest and commitment fees paid	11	(11,637,052)	(10,108,882)
Repurchase of treasury shares	12	—	(2,030,381)
Capital contributions from non-controlling interests		900,000	1,462,334
Distributions to non-controlling interests		(2,048,744)	(1,637,323)
Repayment of lease liabilities	10	(86,202)	(213,350)
Net cash provided by (used in) financing activities		$7,706,139	$(5,699,847)

Effects of exchange rate fluctuations on cash held		243,101	260,596
Net increase (decrease) in cash and cash equivalents		6,258,720	(3,254,579)
Cash and cash equivalents at the beginning of period		27,323,468	28,827,347
Cash and cash equivalents at the end of period		$33,582,188	$25,572,768

Supplemental disclosure of noncash investing and financing activities:
(Decrease) increase in accrued payables for investment properties	9	$—	$2,368,306
Retirement of treasury stock	12	$2,030,382	$—
Derecognition of non-controlling interests		$23,667	$—
Change in lease liability due to lease modification		$57,639	$—
Commencement of WeWork lease	10	$134,616	$—
The accompanying notes are an integral part of these condensed consolidated interim financial statements.

LOGISTIC PROPERTIES OF THE AMERICAS AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(in U.S. Dollars)

1. NATURE OF BUSINESS
Logistic Properties of the Americas (“LPA”) is a Cayman Islands exempted company formed on October 9, 2023. The Company’s principal executive office address is 1395 Brickell Avenue, Suite 800, Miami, FL 33131 and its chief administrative office is Plaza Tempo, Edificio B, Oficina B1, Piso 2, San Rafael de Escazú, San José, Costa Rica.
Logistic Properties of the Americas, through its affiliates and subsidiaries (jointly referred to as the “Company”) is a fully integrated, internally managed real estate company that develops, owns and manages a diversified portfolio of warehouse logistics assets across Latin America.
These condensed consolidated interim financial statements should be read in conjunction with LPA’s most recent audited consolidated financial statements and notes.

2. MATERIAL ACCOUNTING POLICY INFORMATION
a.Basis of Accounting – The condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard ("IAS") 34 - Interim Financial Reporting, as issued by the IASB.
The condensed consolidated interim financial statements have been prepared on the historical cost basis except certain investment properties that are measured at fair value as of the end of each reporting period, as explained in the accounting policies included in LPA’s most recent audited consolidated financial statements and notes. Historical cost is generally based on the fair value of the consideration given in exchange for goods and services.
These condensed consolidated interim financial statements follow the same significant accounting policies as those included in LPA’s most recent audited consolidated financial statements. The Company's management believes that all adjustments that are required for a proper presentation of the financial information are incorporated in these condensed consolidated interim financial statements.
b.Foreign Currency –
•Functional and Presentation Currency - The condensed consolidated interim financial statements are presented in U.S. dollars (USD), which is the functional currency of Logistic Properties of the Americas and its subsidiaries, except for the Colombian subsidiaries of LPA COL OpCo, S.A. and LPA COL PropCo Cota I, S.A.S, for which the functional currency is the Colombian Peso. The Company did not disclose the MXN (Mexican Peso) exchange rates for periods prior to the third quarter of 2025 as its operations in Mexico commenced in the third quarter of 2025. As of June 30, 2026 and December 31, 2025, the sell-exchange rates for a USD to relevant currencies for the Company $1.00 were the following:

	As of	As of
	June 30, 2026	December 31, 2025
Costa Rican Colones (“CRC”)	CRC 457	CRC 501
Colombian Pesos (“COP”)	COP 3,444	COP 3,757
Peruvian Soles (“PEN”)	PEN 3.415	PEN 3.369
Mexican Peso (“MXN”)	MXN 17.47	MXN 17.97
The average sell-exchange rates for a USD to relevant currencies for the Company $1.00 were the following for the three months ended June 30, 2026 and 2025:

	For the three months ended June 30, 2026	For the three months ended June 30, 2025
CRC	CRC 459	CRC 509
COP	COP 3,611	COP 4,199
PEN	PEN 3.435	PEN 3.662
MXN	MXN 17.40	N/A
The average sell-exchange rates for a USD to relevant currencies for the Company $1.00 were the following for the six months ended June 30, 2026 and 2025:

	For the six months ended June 30, 2026	For the six months ended June 30, 2025
CRC	CRC 473	CRC 508
COP	COP 3,655	COP 4,195
PEN	PEN 3.413	PEN 3.684
MXN	MXN 17.48	N/A

•Foreign Currency Transactions - Transactions in foreign currencies are translated into the respective functional currencies of the Company entities at exchange rates at the dates of the transactions.
Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rate at the reporting date. Non-monetary assets and liabilities that are measured at fair value in a foreign currency are translated into the functional currency at the exchange rate when the fair value was determined. Non-monetary items that are measured based on historical cost in a foreign currency are translated at the exchange rate at the date of the transaction. Foreign currency differences are generally recognized in profit or loss.
Foreign Operations - The assets and liabilities of foreign operations, for which the functional currency is other than the USD are translated into USD at exchange rates in effect at the date of the consolidated statement of financial position. The income and expenses of foreign operations are translated at the average exchange rates for the period, unless exchange rates fluctuates significantly during the period, in which case the exchange rates at the date of the transactions are used. Components of equity are translated into USD at the historical exchange rates.
Foreign currency differences are recognized in other comprehensive income (loss) ("OCI") and accumulated in a separate line item in the Company’s condensed consolidated interim statements of changes in equity under “Foreign currency translation reserve”, except to the extent that the translation difference is allocated to non-controlling interests ("NCI"). When a foreign operation is disposed of in its entirety or partially such that control, significant influence or joint control is lost, the cumulative amount in the foreign currency translation reserve account related to that foreign operation is reclassified to profit or loss as part of the gain or loss on disposal. If the Company disposes of part of its interest in a subsidiary but retains control, then, the relevant proportion of the cumulative amount is reattributed to non-controlling interests.
c.Basis of Consolidation - The condensed consolidated interim financial statements incorporate the financial statements of the Company and entities controlled by the Company (its subsidiaries) at the end of each reporting period. Control is achieved when the Company:
•has the power over the investee;
•is exposed, or has rights, to variable returns from its involvement with the investee; and
•has the ability to use its power to affect its returns.
The Company reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above.
When the Company has less than a majority of the voting rights of an investee, it considers that it has power over the investee when the contractual rights are sufficient to give it the practical ability to direct the relevant activities of the investee unilaterally. The Company considers all relevant facts and circumstances in assessing whether or not the Company’s voting rights in an investee are sufficient to give it power, including:
•the size of the Company’s holding of voting rights relative to the size and dispersion of holdings of the other vote holders;
•exposure, or rights, to variable returns from its involvement with the investee; and
•any additional facts and circumstances that indicate that the Company has, or does not have, the current ability to direct the relevant activities at the time that decisions need to be made including the ability to use its power over the investee to affect the amount of the investor’s returns.
Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and ceases when the Company loses control. Specifically, the results of subsidiaries acquired or disposed of during the year are included in profit or loss from the date the Company gains control until the date when the Company ceases to control the subsidiary. Profit or loss and each component of other comprehensive income (loss) are attributed to owners of the Company and to the non-controlling interests. Total comprehensive income of the subsidiaries is attributed to the owners of the Company and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.
Where necessary, adjustments are made to the financial statements of subsidiaries to bring the accounting policies used in line with the Company’s accounting policies.
All intragroup assets and liabilities, equity, income, expenses and cash flows relating to transactions between the members of the Company are eliminated on consolidation.
Non-controlling interests in subsidiaries are identified separately from the Company’s equity therein. Those interests of non-controlling shareholders that are present ownership interests entitling their holders to a proportionate share of net assets upon liquidation may initially be measured at fair value or at the non-controlling interests’ proportionate share of the fair value of the acquiree’s identifiable net assets. The choice of measurement is made on an acquisition-by-acquisition basis. Other non-controlling interests are initially measured at fair value. Subsequent to acquisition, the carrying amount of non-controlling interests is the amount of those interests at initial recognition plus the non-controlling interests’ share of subsequent changes in equity. Total comprehensive income is attributed to non-controlling interests even if this results in the non-controlling interests having a deficit balance.
Changes in the Company’s interests in subsidiaries that do not result in a loss of control are accounted for as equity transactions. The carrying amount of the Company’s interests and the non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiaries. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to the owners of the Company.
When the Company loses control of a subsidiary, the gain or loss on disposal recognized in profit or loss is calculated as the difference between (i) the aggregate of the fair value of the consideration received and the fair value, as of the date control is lost, of any retained interest in the subsidiary and (ii) the previous carrying amount of the assets (including goodwill), less liabilities of the subsidiary and any non-controlling interests. All amounts previously recognized in other comprehensive income (loss) in relation to that subsidiary are accounted for as if the Company had directly disposed of the related assets or liabilities of the subsidiary (i.e. reclassified to profit or loss or transferred to another category of equity as required/permitted by applicable IFRS Standards). The fair value of any investment retained in the former subsidiary at the date when control is lost is regarded as the fair value on initial recognition for subsequent accounting under IFRS 9 - Financial Instruments ("IFRS 9"), when applicable, or the cost on initial recognition of an investment in an associate or a joint venture.
On August 15th, 2025, the Company acquired two operating investment properties in Mexico through a strategic partnership with Immobiliaria y Constructora Alas, S.A. ("Alas"). The partnership is structured through a master trust (Fideicomiso 6193), which was established to hold and administer the underlying project assets and related activities. Despite holding less than 50% of the economic interest, the Company has control over the master trust through contractual and legal rights.
The condensed consolidated interim financial statements include the financial information of Logistic Properties of the Americas (parent entity) and its subsidiaries:

		Ownership Interest		Non-controlling Interests
Entities	Country	June 30, 2026	December 31, 2025	June 30, 2026	December 31, 2025
Latam Logistic Properties S.A.	Panamá	100%	100%
two	Cayman Islands	100%	100%
Latam Logistic Property Holdings, LLC	United States	100%	100%
LPA Corporate Services Inc.	United States	100%	100%
Latam Logistic COL HoldCo I, S de R.L.	Panamá	100%	100%
Latam Logistic CR HoldCo I, S de R.L.	Panamá	100%	100%
Latam Logistic Pan HoldCo S de R.L.	Panamá	100%	100%
Latam Logistic Pan Holdco El Coyol II S de R.L.	Panamá	50%	50%	50%	50%
Latam Logistic Pan Holdco Cedis Rurales S de R.L.	Panamá	100%	100%
Latam Logistic Pan HoldCo San Joaquin I S de R.L.	Panamá	100%	100%
Latam Logistic Pan Holdco Verbena I S de R.L.	Panamá	48%	48%	52%	52%
Latam Logistic Pan Holdco Verbena II S, S.R.L.	Panamá	48%	48%	52%	52%
Logistic Property Asset Management, S de R.L.	Panamá	100%	100%
Latam Logistic Pan Holdco Verbena Fase 2 S de RL.	Panamá	100%	100%
LPA Asset Management CR, S.A.	Panamá	100%	75%		25%
LPA Pan Holdco 2 Verbena Fase II, INC.	Panamá	75%	75%	25%	25%
LPA Verbena Fase II Pan Holdco 1, S.A.	Panamá	75%	75%	25%	25%
Latam Logistic Pan Holdco Medellin I, S.R.L.	Panamá	100%	100%
LatAm Logistic Pan HoldCo Bodegas los Llanos, S.R.L.	Panamá	100%	100%
LPA PER OpCo, S.R.L.	Perú	100%	100%
LPA PER PropCo Lurin I, S.R.L.	Perú	100%	100%
LPA PER PropCo Lurin II, S. R.L.	Perú	100%	100%
LPA PER PropCo Lurin III, S.R.L.	Perú	100%	100%
Parque Logístico Callao, S.R.L.	Perú	40%	40%	60%	60%
LPA COL OpCo, S.A.S.	Colombia	100%	100%
LPA COL PropCo Cota I, S.A.S.	Colombia	100%	100%
LPA CR OpCo Sociedad de Responsabilidad Limitada	Costa Rica	100%	100%
LPA CR PropCo Alajuela I Sociedad de Responsabilidad Limitada	Costa Rica	100%	100%
LPA Propco El Coyol Dos Sociedad de Responsabilidad Limitada	Costa Rica	50%	50%	50%	50%
LPA Propco Bodegas San Joaquín Sociedad de Responsabilidad Limitada	Costa Rica	100%	100%
LPA Propco Cedis Rurales Costa Rica Sociedad de Responsabilidad Limitada	Costa Rica	100%	100%
Tres Ciento dos Setecientos Ochenta y Cuatro Mil Cuatrocientos Treinta y Tres Sociedad de Responsabilidad Limitada	Costa Rica	24%	24%	76%	76%
LPA PropCo Bodegas los Llanos Sociedad de Responsabilidad Limitada	Costa Rica	100%	100%
LPA CR Zona Franca Sociedad de Responsabilidad Limitada	Costa Rica	100%	100%
LPA MX Holdco I S.R.L. de C.V.	Mexico	100%	100%
Latam Logistics Mx Holdco II S.R.L. de C.V.	Mexico	100%	100%
LPA Mex OpCo SRL de CV	Mexico	100%	100%
Fideicomiso F/6193	Mexico	10%	10%	90%	90%
Fideicomiso F/6384	Mexico	10%	10%	90%	90%
Latam Logistics SLV OpCo S.A. de C.V.	El Salvador	100%	100%

d.New and amended IFRS Accounting Standards that are effective for the current year
The condensed consolidated interim financial statements and notes are based on accounting policies consistent with those described in Note 2 to LPA’s most recent audited consolidated financial statements and notes. All the new and amended IFRS Accounting Standards effective as of June 30, 2026 that are relevant to the Company have already been early adopted before January 1, 2026. See details below:
•Amendments to IFRS 9 and IFRS 7 - Financial Instruments: Disclosures ("IFRS 7") - Classification and Measurement of Financial Instruments – On May 30, 2024, the IASB issued amendments to IFRS 9 and IFRS 7, which clarifies the classification of financial assets with environmental, social and corporate governance (ESG) and similar features, derecognition of financial liability settled through electronic payment systems and also introduces additional disclosure requirements to enhance transparency for investors regarding investments in equity instruments designated at fair value through other comprehensive income and financial instruments with contingent features. The amendments are effective for annual reporting periods beginning on or after January 1, 2026. The Company adopted these amendments as of January 1, 2026, and the adoption did not have a material impact on the Company’s condensed consolidated interim financial statements.
•Annual Improvements to IFRS Accounting Standards - Volume 11
On July 18, 2024, the IASB issued amendments to five standards as a result of the IASB’s annual improvements project. The IASB uses the annual improvements process to make necessary, but non-urgent, amendments to IFRS Accounting Standards that will not be included as part of another major project. The amended standards are: IFRS 1 - First-time Adoption of International Financial Reporting Standards, IFRS 7 and its accompanying Guidance on implementing IFRS 7, IFRS 9, IFRS 10 - Consolidated Financial Statements and IAS 7 - Statement of Cash Flows. The effective date for adoption of these amendments is annual reporting periods beginning on or after January 1, 2026, and early adoption is permitted. The Company adopted these amendments as of January 1, 2026, and the adoption did not have a material impact on the Company’s condensed consolidated interim financial statements.
•Amendments to IFRS 9 and IFRS 7 - Contracts Referencing Nature-Dependent Electricity
On December 18, 2024, the IASB issued amendments to IFRS 9 and IFRS 7, which clarifies the application of the ‘own-use’ requirements and permits the use of hedge accounting for contracts that reference electricity generated from nature dependent sources and for which cash flows vary based on the amount of electricity generated by a reference production facility, if they are used as hedging instruments. The amendments also add new disclosure requirements to enable investors to understand the effect of these contracts on a company’s financial performance and cash flows. The effective date for adoption of this amendment is annual reporting periods beginning on or after January 1, 2026, and early adoption is permitted. These amendments are not expected to have a material impact on the Company's condensed consolidated financial statements.
e.New and amended IFRS Accounting Standards issued but not yet effective
At the date of authorization of these financial statements, the Company has not applied the following new and revised IFRS Accounting Standards that have been issued but are not yet effective:
•IFRS 18 - Presentation and Disclosure in Financial Statements ("IFRS 18")
On April 9, 2024, the IASB issued IFRS 18 to improve reporting of financial performance. IFRS 18 replaces IAS 1 - Presentation of Financial Statements ("IAS 1") while carrying forward many of the requirements in IAS 1. The new Accounting Standard introduces significant changes to the structure of the Company's income statement and new principles for aggregation and disaggregation of information. IFRS 18 applies for annual reporting periods beginning on or after January 1, 2027. Earlier application is permitted. The Company is currently evaluating the impact of the adoption of IFRS 18 on its condensed consolidated interim financial statements.
•IFRS 19 - Subsidiaries without Public Accountability ("IFRS 19")
On May 9, 2024, the IASB issued IFRS 19 which permits eligible subsidiaries to use IFRS Accounting Standards with reduced disclosures better suited to the needs of the users of their financial statements, as well as to keep only one set of accounting records to meet the needs of both their parent company and the users of their financial statements. The standard is effective on or after January 1, 2027 and earlier application is permitted. IFRS 19 is not expected to have a material impact on the Company's condensed consolidated interim financial statements.
•Amendments to IFRS 19 – Subsidiaries without Public Accountability: Disclosures
On August 21, 2025, the IASB issued amendments to IFRS 19 to update and simplify the disclosure requirements applicable to subsidiaries without public accountability. These amendments remove certain disclosure requirements related to IFRS Accounting Standards issued between February 2021 and May 2024, reflecting the

IASB’s objective of easing the financial reporting burden on eligible subsidiaries. The amendments are effective for annual reporting periods beginning on or after January 1, 2027, with early adoption permitted. The Company does not expect these amendments to have an impact on its condensed consolidated interim financial statements.
•Amendments to IAS 21 – Translation to a Hyperinflationary Presentation Currency
On November 13, 2025, the IASB issued amendments to IAS 21 to clarify how companies should translate financial statements from a non-hyperinflationary currency into a hyperinflationary one. These narrow-scope amendments aim to improve the usefulness of the resulting information in a cost-effective manner. Developed in response to stakeholder feedback, these amendments are expected to reduce diversity in practice and provide a clearer basis for reporting in a hyperinflationary currency. The Company is currently evaluating the impact of the adoption of the amendment and does not expect it to have a material impact on the Company's condensed consolidated financial statements.
•IFRS 20 – Regulatory Assets and Regulatory Liabilities
On May 27, 2026, the IASB issued IFRS 20 which affects the financial statements of entities that are subject to rate regulation, which can significantly affect the amount and timing of an entity's revenue, profit and cash flows. IFRS 20 requires an entity to provide information that gives insights into the total amount of compensation to which the entity is entitled for regulatory goods or services supplied in each reporting period, such that the resulting information better matches revenue to the costs incurred supplying those goods and services. The standard is effective on or after January 1, 2029 and earlier application is permitted. IFRS 20 is not expected to have a material impact on the Company's condensed consolidated interim financial statements.

3. REVENUE
The Company’s revenue were as follows:

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Rental income in accordance with IFRS 16 - Leases (“IFRS 16”)	$12,905,159	$10,189,252	$25,678,136	$20,568,296

Non-lease components of rental arrangements	1,810,563	1,400,733	3,398,129	2,786,464
Other	27,099	102,707	65,015	177,723
Revenue from contracts with customers in accordance with IFRS 15 - Revenue from Contracts with Customers ("IFRS 15")	$1,837,662	$1,503,440	$3,463,144	$2,964,187
Total revenues	$14,742,821	$11,692,692	$29,141,280	$23,532,483
Note 6 contains further information of the Company’s revenue based on segment and geography.
The Company, through its subsidiaries, has entered into various operating leases agreements with customers for the rental of its investment properties. Most of the Company’s lease agreements associated with the investment properties contain an initial lease term from 5 to 10 years and generally include renewal options for one or more additional terms of varying lengths. The Company’s weighted average lease term remaining on current leases, based on square footage of leases in effect as of June 30, 2026 and 2025 was 4.5 years and 5.0 years, respectively.
These leases are based on a minimum rental payment in USD for properties located in Costa Rica, Peru and Mexico, and COP for properties in Colombia, plus maintenance fees and recoverable expenses, and security deposits associated with the agreements, which are commonly used for covering any repair, improvement tasks or as a final payment when the lease agreement ends.
4. INVESTMENT PROPERTY OPERATING EXPENSES
Rental property operating expenses were as follows:

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Repair and maintenance	$1,043,523	$790,096	$1,951,187	$1,715,002
Utilities	152,721	181,864	288,884	359,319
Insurance	171,912	134,634	358,289	255,590
Property management	135,538	109,187	284,099	231,215
Real estate taxes	396,506	270,355	696,880	736,623
Expected credit loss adjustments	21,314	188,947	19,100	250,541
Tenant-billable operating expenses	424,282	301,855	804,045	603,278
Interest expenses on property related lease liabilities	147,982	71,828	291,262	142,801
Other property related expenses (1)	54,952	(41,631)	96,845	50,468
Total	$2,548,730	$2,007,135	$4,790,591	$4,344,837
(1) Other property-related expenses for the three months ending June 30, 2025 include a reversal of property-related expenses that were recorded in the three months ending March 31, 2025.
The Company does not incur significant direct property operating costs from investment properties under development, as such properties do not generate rental income yet.

5. OTHER INCOME AND OTHER EXPENSES
Other income and expenses were as follows:

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Interest income	$227,204	$95,533	$473,780	$367,335
Other (1)	97,110	117,034	587,589	117,034
Other income	324,314	212,567	1,061,369	484,369
(1)Other income primarily relates to $0.4 million of income recognized during the three months ended March 31, 2026 from the settlement of construction contracts with a contractor, including the derecognition of retainage payable, as well as stamp tax refunds related to the sale of Warehouse 500A. Other income also includes $0.2 million related to the reversal of a previously accrued liability for legal-service invoices that are no longer expected to be paid.
Other expenses were $0.3 million for the three and six months ended June 30, 2026 and primarily relates to other capital raising costs and deal pursuit costs. Other expenses were $0.0 million for the three and six months ended June 30, 2025.
6. SEGMENT REPORTING
The Company has four operating segments, based on geographic regions consisting of Costa Rica, Colombia, Peru and Mexico. Operating segments are defined as components of an enterprise for which separate financial information is evaluated regularly by the chief operating decision maker (“CODM”), the Company’s Chief Executive Officer, in deciding how to allocate resources and assess the Company’s financial and operational performance. The CODM receives information and evaluates the business from a geographic perspective and reviews the Company’s internal reporting by geography in order to assess performance and allocate resources. As a result, the Company has determined the business operates in four distinct operating segments based on geography.
The four geographic segments, Costa Rica, Colombia, Peru and Mexico, primarily derive revenue from various operating lease agreements with customers for the rental of warehouses. Each of these locations and corresponding operations are presented and managed separately. The operating segments are each reportable segment, and aggregation of segments is not applied. Unallocated revenue consists of other revenue streams earned by operating subsidiaries that are not allocated to segments for CODM’s review. Unallocated expenses consist of certain corporate general and administrative expenses that are not allocated to segments for CODM’s review, as well as financing costs for the bridge loan held by the parent entity.
There was no inter-segment revenue for the three and six months ended June 30, 2026 and 2025.
The tables below present information by segment presented to the CODM and reconciliations to the Company’s consolidated amounts.
The Company evaluates the performance of its reportable segments based on net operating income. Segment net operating income consists of segment investment property rental revenue less segment investment property operating expense.

The tables below present information by segment presented to the CODM and reconciliations to the Company’s consolidated amounts for the three and six months ended June 30, 2026, and 2025.

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Revenue
Costa Rica	$6,274,255	$5,939,710	$12,472,040	$11,940,549
Colombia	3,106,699	2,402,263	6,102,344	4,802,547
Peru	4,884,640	3,248,012	9,590,746	6,611,664
Mexico	450,128	—	911,135	—
Unallocated revenue	27,099	102,707	65,015	177,723
Total	$14,742,821	$11,692,692	$29,141,280	$23,532,483

Investment property operating expense
Costa Rica	$(1,080,473)	$(959,226)	$(2,015,382)	$(1,808,013)
Colombia	(431,128)	(398,133)	(813,979)	(856,659)
Peru	(1,005,501)	(649,776)	(1,910,570)	(1,680,165)
Mexico	(31,628)	—	(50,660)	—
Total	$(2,548,730)	$(2,007,135)	$(4,790,591)	$(4,344,837)

Net operating income
Costa Rica	$5,193,782	$4,980,484	$10,456,658	$10,132,536
Colombia	2,675,571	2,004,130	5,288,365	3,945,888
Peru	3,879,139	2,598,236	7,680,176	4,931,499
Mexico	418,500	—	860,475	—
Total	$12,166,992	$9,582,850	$24,285,674	$19,009,923

General and administrative expense
Costa Rica	$(950,746)	$(1,117,233)	$(1,754,413)	$(1,837,097)
Colombia	(349,703)	(352,768)	(1,305,127)	(708,955)
Peru	(579,034)	(370,944)	(902,439)	(681,600)
Mexico	(272,262)	—	(433,698)	—
Corporate	(2,029,324)	(2,738,885)	(3,855,347)	(4,944,519)
Total	$(4,181,069)	$(4,579,830)	$(8,251,024)	$(8,172,171)

Financing costs
Costa Rica	$(2,218,017)	$(2,574,770)	$(4,443,394)	$(5,261,057)
Colombia	(1,307,939)	(1,166,770)	(3,299,904)	(2,534,440)
Peru	(498,021)	(1,192,020)	(2,172,592)	(2,387,148)
Mexico	—	—	—	—
Corporate	(914,259)	—	(1,010,502)	—
Total	$(4,938,236)	$(4,933,560)	$(10,926,392)	$(10,182,645)

The following table reconciles segment net operating income to profit (loss) before taxes for the three and six months ended June 30, 2026 and 2025:

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Net operating income	$12,166,992	$9,582,850	$24,285,674	$19,009,923
Unallocated revenue	27,099	102,707	65,015	177,723
General and administrative expense	(4,181,069)	(4,579,830)	(8,251,024)	(8,172,171)
Investment property valuation gain (loss)	19,981,310	(257,400)	10,734,351	1,658,081
Financing costs	(4,846,860)	(4,933,560)	(10,728,339)	(10,182,645)
Net foreign currency (loss) gain	(586,245)	64,530	(903,636)	264,517
Other income	232,938	212,567	863,316	484,369
Other expenses	(327,078)	—	(349,484)	(2,749)
Profit before taxes	$22,467,087	$191,864	$15,715,873	$3,237,048
Segment Assets and Liabilities
For the purposes of monitoring segment performance and allocating resources between segments, the CODM monitors select assets and liabilities attributable to each segment. The following table summarizes the Company’s total assets and liabilities by reportable operating segment as of June 30, 2026 and December 31, 2025:

	June 30, 2026	December 31, 2025
Segment investment properties
Costa Rica	$260,172,352	$263,201,125
Colombia	186,734,210	175,021,487
Peru	219,333,880	191,033,572
Mexico	20,820,000	20,569,000
Total	$687,060,442	$649,825,184

Reconciling items:
Cash and cash equivalents	33,582,188	27,323,468
Lease and other receivables, net	3,742,796	4,142,217
Receivables from the sale of investment properties - short term	—	—
Prepaid construction costs	767,443	125,061
Prepaid income taxes	2,129,152	1,196,382
Other current assets	5,808,442	6,709,555
Tenant notes receivable - long term, net	1,210,639	1,370,812
Restricted cash equivalents	7,247,243	6,703,299
Property and equipment, net	363,677	355,265
Deferred tax asset	185,542	179,509
Other non-current assets	3,097,768	2,842,514
Total assets	$745,195,332	$700,773,266

Segment debt
Costa Rica	$164,193,804	$166,548,503
Colombia	51,023,679	51,743,684
Peru	91,947,721	77,042,722
Corporate	13,624,734	—
Total	$320,789,938	$295,334,909

Reconciling items:
Accounts payable and accrued expenses	10,554,399	11,694,817
Income tax payable	905,010	7,101,476
Retainage payable	2,135,677	2,598,043
Security deposits - current portion	81,506	112,624
Lease liability - current portion	746,125	131,641
Other current liabilities	543,696	90,785
Deferred tax liability	50,873,775	42,804,138
Security deposits	3,274,027	3,004,501
Lease liability	13,261,380	13,153,846
Other non-current liabilities	—	178,196
Total liabilities	$403,165,533	$376,204,976

Geographic Area Information

	June 30, 2026	December 31, 2025
Long-lived assets
Costa Rica	$260,457,183	$263,571,970
Colombia	186,896,112	175,155,983
Peru	219,419,493	191,094,115
Mexico	20,820,000	20,569,000
Total	$687,592,788	$650,391,068
7. LEASE AND OTHER RECEIVABLES, NET
As of June 30, 2026 and December 31, 2025, lease and other receivables, net were as follows:

	June 30, 2026	December 31, 2025

Lease receivables, net	$2,769,625	$2,656,696
Tenant notes receivable - short term, net	367,724	394,167
Others	605,447	1,091,354
Sub-total	3,742,796	4,142,217
Tenant notes receivable - long term, net	1,210,639	1,370,812
Lease and other receivables, net	$4,953,435	$5,513,029

The expected credit loss allowance provision for lease receivables and tenant notes receivable as of June 30, 2026 and June 30, 2025 reconciled to the opening loss allowance for that provision as follows:

	June 30, 2026			June 30, 2025
	Lease Receivables	Tenant Notes Receivable	Total	Lease Receivables	Tenant Notes Receivable	Total

Beginning balance	$1,119,953	$29,604	$1,149,557	$833,430	$37,884	$871,314
Adjustments in expected credit loss allowance recognized in profit or loss during the period	22,231	(3,131)	19,100	255,005	(4,464)	250,541
Ending balance	$1,142,184	$26,473	$1,168,657	$1,088,435	$33,420	$1,121,855
8. OTHER CURRENT ASSETS AND LIABILITIES
The details of other current assets as of June 30, 2026 and December 31, 2025 were as follows:

	June 30, 2026	December 31, 2025
Value added tax receivable	$3,591,210	$5,445,064
Prepaid insurance	770,294	487,382
Other (1)	1,446,938	777,109
Total	$5,808,442	$6,709,555

(1) Including deal pursuit costs, net rent incentives, and other prepaids and deposits.
Other current liabilities was $0.5 million as of June 30, 2026 and was primarily attributable to a one-time wealth tax payable in Colombia. Other current liabilities was $0.1 million as of December 31, 2025.
9. INVESTMENT PROPERTIES
As of June 30, 2026, the Company obtained a valuation from independent appraisers in order to determine the fair value of its investment properties. Gains and losses arising from changes in the fair values are included in the condensed consolidated interim statements of profit or loss and other comprehensive income (loss) in the period in which they arise.
In addition, for financial reporting purposes, fair value measurements are categorized into Level 1, 2 or 3 based on the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety, which are described as follows:
•Level 1 - Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date;
•Level 2 - Inputs are inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and
•Level 3 - Inputs are unobservable inputs for the asset or liability, among others, statistics information, and own Company’s information, in some instances based on the information provided by some independent experts.
As of June 30, 2026 and December 31, 2025, all owned investment properties except for the investment properties in Mexico are guaranteeing the Company’s debt.

As of June 30, 2026 and December 31, 2025, the fair market value (“FMV”) of investment properties were as follows:

	FMV as of June 30, 2026	FMV as of December 31, 2025

Land bank:
Land bank under right-of-use
Peru	$2,819,977	$9,917,236
Sub-total	2,819,977	9,917,236
Owned land bank
Colombia	33,422,405	30,177,087
Sub-total	33,422,405	30,177,087
Total land bank	36,242,382	40,094,323
Properties under development:
Properties under right-of-use
Peru	30,094,898	12,948,826
Total properties under development	30,094,898	12,948,826
Operating properties:
Properties under right-of-use
Peru	15,275,895	14,482,139
Sub-total	15,275,895	14,482,139
Owned properties
Costa Rica	260,172,352	263,201,125
Colombia	153,311,805	144,844,400
Peru	171,143,110	153,685,370
Mexico	20,820,000	20,569,001
Total operating properties	620,723,162	596,782,035
Total operating properties and properties under development	650,818,060	609,730,861
Total	$687,060,442	$649,825,184
There were no transfers between Levels 1, 2 or 3 during the six months ended June 30, 2026 and 2025.
The independent appraiser holds a recognized and relevant professional qualification and has recent experience with the location and category of the investment properties being valued. The valuation models are in accordance with the guidance recommended by the International Valuation Standards Committee. These valuation models are consistent with the principles in IFRS 13 - Fair Value Measurement ("IFRS 13").
In evaluating the fair value of investment property held as a right-of-use asset under a lease agreement, the Company adds back the recognized lease liability as part of the fair value of the investment property, to prevent double counting of the lease liabilities that are separately recognized in accordance with IAS 40:50(d). As of June 30, 2026 and December 31, 2025, the Company added back lease liabilities of $13,856,344 and $13,232,613, respectively, into the carrying value of the investment properties held as right-of-use assets in Peru.
Disclosed below is the valuation technique used to measure the fair value of investment properties, along with the significant unobservable inputs used.
Valuation Techniques - This fair value measurement is considered Level 3 of the fair value hierarchy, except where otherwise noted below.
–Operating Properties - The valuation model considers a combination of the present value of net cash flows to be generated by the property, the direct capitalization of the net operating income, and the replacement cost to construct a similar property.

•The present value of net cash flows generated by the property takes into account the expected rental growth rate, vacancy periods, occupancy rate, lease incentive costs such as rent-free periods and other costs not paid by tenants. The expected net cash flows are discounted using risk adjusted discount rates. Among other factors, the discount rate estimation considers the quality of a building and its location, tenant credit quality and lease terms.
•The direct capitalization method: this method involves capitalizing a fully leased net operating income estimate by an appropriate yield. This approach is best utilized with stabilized assets, where there is little volatility in the net income and the growth prospects are also stable. It is most commonly used with single tenant investments or stabilized investments. involves capitalizing the property net operating income at a market capitalization rate. The net operating income is determined by using the property Effective Gross Income (EGI) net of operating expenses. The EGI is determined by the property’s Potential Gross Income (PGI) through analysis of the property actual historic income and an analysis of competitive current market income rates and deducting the PGI with an estimate for vacancy and collection.
•The cost approach: the cost approach involves the estimation of the replacement cost of the building and site improvements that a prudent and rational person would pay no more for a property than the cost to construct a similar and competitive property - assuming no undue delay in the process.
–Properties Under Development - The valuation model considers the present value of net cash flows, direct capitalization, and the cost approaches adjusted by the net present value of the cost to complete and vacancy in the properties under construction.
–Land Bank - The valuation model used for the land portfolio is a combination of income approach, sales comparison approach (or market approach), cost approach, residual land value approach and the discounted cash flow method. For undeveloped land, the market approach is used. For land that is under development, the market approach is used in conjunction with the cost approach and residual land value approach, and the discounted cash flow approach, to determine the fair value of the finished lots.
i.Income approach: this approach estimates the present value of future income streams through a capitalization or discounting process. To value a leased fee estate, the analysis focuses on lease contracts that outline the lease term, rent levels, and expense responsibilities (with modified gross leases being the most common). Other important factors include rent escalation clauses and expense stop provisions. The start and end dates of the contract define the income over a set period, along with provisions for renewal options and associated rent terms. Some leases specify future rents in advance, while others adjust based on an index or a market rent estimate by a qualified appraiser.
ii.The sales comparison approach: this approach compares sales or listing of similar properties with the subject property using the price per square foot (Level 2 input). This approach is given supporting weight in this analysis because of the well-supported range of value within this approach and the likelihood that the subject could be purchased by an owner-user.
iii.The cost approach: this approach is based on the principle of substitution that a prudent and rational person would pay no more than the cost to construct a similar property. This approach generally considers estimated replacement cost of the land and the site improvements (e.g., infrastructure) and estimated depreciation accrued to the improvements (Level 2 input).
iv.The residual land value approach: this approach involves residual amounts after deducting all known or anticipated costs required to complete the development from the anticipated value of the project when completed after consideration of the risks associated with the completion of the project (Level 2 input).

Significant Inputs as of June 30, 2026 and December 31, 2025 —

Property	Fair value hierarchy	Valuation techniques	Significant unobservable inputs	Value	Relationship of unobservable inputs to fair value
Operating Properties	Level 3	Discounted cash flows	Risk adjusted residual capitalization rate	2026: 8.0% 2025: 8.1%	The higher the risk adjusted residual rate, the lower the fair value.
			Risk adjusted discount rate	2026: 10.5% 2025: 10.6%	The higher the risk adjusted discount rate, the lower the fair value.
			Occupancy rate	2026: 98.3% 2025: 98.0%	The higher the occupancy rate, the higher the fair value.
		Direct capitalization method	Occupancy rate	2026: 98.3% 2025: 98.0%	The higher the occupancy rate, the higher the fair value.
			Going in stabilized capitalization rate	2026: 7.0% 2025: 7.3%	The higher the stabilized capitalization rate, the lower the fair value
Properties Under Development	Level 3	Discounted cash flows	Risk adjusted residual capitalization rate	2026: 10.5% 2025: 10.5%	The higher the risk adjusted residual rate, the lower the fair value.
			Risk adjusted discount rate	2026: 10.7% 2025: 10.8%	The higher the risk adjusted discount rate, the lower the fair value.
			Occupancy rate	2026: 97.0% 2025: 96.0%	The higher the occupancy rate, the higher the fair value.
		Direct capitalization method	Occupancy rate	2026: 97.0% 2025: 96.0%	The higher the occupancy rate, the higher the fair value.
			Going in stabilized capitalization rate	2026: N/A 2025: N/A	The higher the stabilized capitalization rate, the lower the fair value
Land Bank	Level 3	Income approach	Risk adjusted residual capitalization rate	2026: 8.8% 2025: 6.9%	The higher the risk adjusted residual rate, the lower the fair value.
			Risk adjusted discount rate	2026: 16.5% 2025: 15.5%	The higher the risk adjusted discount rate, the lower the fair value.
The reconciliations of investment properties for the six months ended June 30, 2026 and 2025, were as follows:

	June 30, 2026	June 30, 2025

Beginning balance	$649,825,184	$554,518,864
Additions	11,007,972	11,748,568
Gain on valuation of investment properties	10,723,584	1,658,081
Foreign currency translation effect	15,503,702	11,119,472
Ending balance	$687,060,442	$579,044,985

10. LEASES
The Company as a lessor
The Company generates rental income from acting as a lessor of operating properties through lease arrangements with tenants. Refer to Note 2 of the Company's most recent audited consolidated financial statements and notes.
The Company as a lessee
Investment property right-of-use ("ROU") asset and Lease liability – In December 2022, the Company, through Parque Logístico Callao (“Parque Logístico Callao”), a partnership entity controlled by the Company, entered into a land lease agreement with Lima Airport Partners S.R.L. (“LAP”). Under this agreement, Parque Logístico Callao is committed to leasing a plot of land for a period of 30 years, with the intention of developing warehouses on the leased land (“Land Lease”). This land has been subdivided to five parcels for the construction of five distinct buildings.
In connection with this commitment, LAP granted the Company the right to use a land parcel in December 2022, where the Company constructed a warehouse that became stabilized in February 2025, along with the common areas. Additionally, on October 31, 2024, LAP granted the Company the right to use the remaining four of the five land parcels to begin preparatory activities for the construction of warehouses. The Company notes that performing the preparatory activities for the land parcels at the same time is financially favorable rather than performing them one at a time. After the preparatory activities are complete, the Company will pause construction efforts on some of the parcels until mutual agreement is achieved between the Company and LAP to resume construction of the warehouses. On July 1, 2025, LAP and the Company agreed to reduce the lease payment for three land parcels. As a result of the lease modification, the Company recognized a decrease in lease liability of $1,023,899 on the modification date. Additionally, on April 1, 2026, the Company and LAP agreed to modify the lease by revising the rent payment schedules for Buildings 300A and 400, which resulted in a decrease in the lease liability of $52,368 on the modification date.
Since the ROU asset is held by Parque Logístico Callao to construct and develop for future use as investment property and lease out the constructed assets under one or more operating leases, the ROU asset meets the definition of an investment property under IAS 40 - Investment property ("IAS 40") and therefore, it was recognized as part of investment properties.
Under IAS 40, the Company applies the fair value model to the investment property ROU assets, which need to be remeasured at fair value at each period end. As a result, there is no depreciation expense associated with the Land Lease. Refer to Note 9 for the fair value of investment properties held as ROU assets.
The associated land lease liability was recorded at the present value of the remaining lease payment using a weighted average discount rate of 9.0%. The Company recorded interest expense on lease liabilities of $147,982 and $291,262 for the three and six months ended June 30, 2026, and $71,828 and $142,801 for the three and six months ended June 30, 2025, respectively, as part of the investment property operating expense in the condensed consolidated interim statements of profit or loss and other comprehensive income (loss). Additionally, the Company capitalized interest expense on lease liability of $144,534 and $281,453 for the three and six months ended June 30, 2026, respectively, and capitalized interest expense on lease liability of $212,457 and $418,324 for the three and six months ended June 30, 2025, as part of the investment property in the condensed consolidated interim statements of financial position. The Company had short-term and long-term lease liabilities, respectively, in relation to the land leases of $613,757 and $13,133,943 as of June 30, 2026, and $82,041 and $13,150,572 as of December 31, 2025. Short-term land lease liability and long-term land lease liability are included in lease liability – current portion, and lease liability, respectively. The Company had no cash outflows for the three and six months ended June 30, 2026, respectively, and cash outflows of $92,167 and $166,766 for the three and six months ended June 30, 2025. Additionally, the Company had non-cash reduction to land lease ROU assets amounting to $— and $1,023,899 as of June 30, 2026 and December 31, 2025, respectively.
Offices Right-of-Use Asset and Lease Liability - The Company leases its office spaces from third parties. The remaining weighted average lease term was 2.0 and 0.9 years as of June 30, 2026 and December 31, 2025, respectively.
The Company does not include renewal options in the lease term for calculating the lease liability unless the Company is reasonably certain that it will exercise the option, or the lessor has the sole ability to exercise the option.
The Company had short-term and long-term office lease liability, respectively, of $132,367 and $127,437 as of June 30, 2026 and $49,600 and $3,274 as of December 31, 2025.
The weighted average discount rate was 7.2% and 7.1%, as of June 30, 2026 and December 31, 2025, respectively. The Company recorded interest expense on lease liabilities of $5,116 and $7,603 for the three and six months ended June 30, 2026, respectively. For the three and six months ended June 30, 2025, the Company recorded interest expense on lease liabilities of $1,764 and $3,853, respectively.
The Company had total cash outflows for leases of $86,202 and $46,584 for the six months ended June 30, 2026 and 2025, respectively. The Company had no non-cash additions to right of use assets for the six months ended June 30, 2026 and 2025.
The Company did not have short-term lease expenses or leases of low value assets during the six months ended June 30, 2026 and 2025.

Office ROU assets are amortized using the straight-line method over the term of the operating lease. Original lease terms and remaining lease terms of the corporate offices operating leases were as follows:

Office Location	Original Lease Term	Remaining Term as of June 30, 2026
	(in years)	(in years)
Costa Rica	3.0	2.8
Colombia	4.8	0.6
Peru	1.9	1.5
Weighted average	3.4	2.0
As of June 30, 2026 and 2025, the Company’s office right-of-use assets, included in other non-current assets, were as follows:

Total

Gross assets:
Balance as of January 1, 2025	$243,838
Additions	—
Retirements	—
Foreign currency translation effect	10,739
Balance as of June 30, 2025	$254,577

Balance as of January 1, 2026	$266,181
Additions	271,875
Retirements	(115,099)
Foreign currency translation effect	13,754
Balance as of June 30, 2026	$436,711
Accumulated depreciation:
Balance as of January 1, 2025	$141,329
Additions to accumulated depreciation	32,948
Retirements
Foreign currency translation effect	6,609
Balance as of June 30, 2025	$180,886

Balance as of January 1, 2026	$223,301
Additions to accumulated depreciation	64,855
Retirements	(115,099)
Foreign currency translation effect	11,685
Balance as of June 30, 2026	$184,742
Net book value as of June 30, 2025	$73,691
Net book value as of June 30, 2026	$251,969
During the three months ended June 30, 2026 and June 30, 2025, the Company recorded ROU depreciation expense related to office space of $36,243 and $16,468, respectively, and during the six months ended June 30, 2026 and June 30, 2025, the Company recorded ROU depreciation expense related to office space of $64,855 and $32,948, respectively in the condensed consolidated interim statements of profit or loss and other comprehensive income (loss) under general and administrative expenses.

Lease commitment for land and office leases - The following table summarizes the fixed, future minimum rental payments, excluding variable costs, for which the leases had commenced by June 30, 2026 with amounts discounted at lease commencement by our incremental borrowing rates to calculate the lease liabilities of the Company’s leases:

As of June 30, 2026
Remainder of 2026	$330,987
2027	1,210,915
2028	1,195,469
2029	1,356,209
2030	1,356,605
2031	1,370,171
Thereafter	29,235,693
Total undiscounted rental payments	$36,056,049
Less: imputed interest	(22,048,544)
Total lease liability	$14,007,505

11. DEBT
As of June 30, 2026 and December 31, 2025, the debt of the Company were as follows (all loans are USD denominated, except loans in Colombia which are COP denominated):

Financial Institution	Type	Expiration	Annual Interest Rate	Restricted Cash Equivalents at June 30, 2026	Restricted Cash Equivalents at December 31, 2025	Remaining Borrowing Capacity at June 30, 2026	Amount Outstanding at June 30, 2026	Amount Outstanding at December 31, 2025
Costa Rica (USD denominated)
BAC Credomatic, S.A.	Mortgage Loan	April 2039	3Mo SOFR +200 bps, no min. rate	$1,450,000	$1,450,000	$—	$56,330,817	$57,231,476
Banco Davivienda Costa Rica, S.A.	Mortgage Loan	December 2038	2.40%+3Mo SOFR	—	72,361	—	7,126,492	7,315,944
Banco Nacional de Costa Rica, S.A.	Mortgage Loan	April 2048	1.40%+3Mo SOFR	—	—	—	62,376,045	63,167,409
Banco Nacional de Costa Rica, S.A.	Mortgage Loan	April 2048	1.40%+3Mo SOFR	480,000	480,000	—	17,352,703	17,572,856
Banco Nacional de Costa Rica, S.A.	Mortgage Loan	April 2048	1.40%+3Mo SOFR	—	—	—	14,391,021	14,573,599
Banco Nacional de Costa Rica, S.A.	Mortgage Loan	April 2048	2.80%+3Mo SOFR	140,485	140,485	—	6,616,726	6,687,219
Total Costa Rica Loans				$2,070,485	$2,142,846	$—	$164,193,804	$166,548,503

Colombia (COP denominated)
Bancolombia, S.A.	Mortgage Loan	January 2036	IBR +327 bps no min. rate	1,193,525	1,049,254	—	23,656,876	22,032,387
Bancolombia, S.A.	Mortgage Loan	April 2036	IBR +365 bps no min. rate	967,318	851,231	—	19,173,213	17,874,264
Banco BTG Pactual Colombia SA	Bridge Loan	October 2028	IBR +525 bps no min. rate	—	—	—	13,624,735	12,487,890
Davivienda, S.A.	Secured Debt	January 2041	IBR +300 bps no min. rate	72,361	—	—	8,876,202	—

Total Colombia Loans				$2,233,204	$1,900,485	$—	$65,331,026	$52,394,541
Peru (USD denominated)
BBVA, Banco Bilbao Vizcalla	Mortgage Loan	December 2033	Fixed, 8.5%	—	1,651,007	—	—	44,086,269
BBVA, Banco Bilbao Vizcalla	Mortgage Loan	December 2033	Fixed, 8.4%	—	364,775	—	—	9,740,473
BBVA, Banco Bilbao Vizcalla	Secured Debt	June 2035	Fixed, 7.9%	570,749	539,186	—	24,688,789	24,000,000
BBVA, Banco Bilbao Vizcalla	Secured Debt	February 2035	Fixed, 7.9%	231,177	—	4,000,000	10,000,000	—
BBVA, Banco Bilbao Vizcalla	Secured Debt	May 2036	Fixed, 8.1%	2,036,628	—	—	60,000,000	—

Total Peru Loans				$2,838,554	$2,554,968	$4,000,000	$94,688,789	$77,826,742
Total				$7,142,243	$6,598,299	$4,000,000	$324,213,619	$296,769,786

Accrued financing costs and debt issuance costs, net							(3,423,681)	(1,434,877)
Total Debt							$320,789,938	$295,334,909
Less: Current portion of long-term debt							(10,607,609)	(10,270,261)
Total Long-term debt							$310,182,329	$285,064,648

Debt Agreements
BAC Credomatic
On April 30, 2024, the Company refinanced its secured loans of $46.6 million with BAC Credomatic with a new secured facility of $60.0 million. The new secured loan has a term of 15 years, scheduled to mature in April 2039. The interest rate for the new loan is structured to be 2% above SOFR, which, as of the issuance date of the loan, equates to an effective annual rate of 7.33%. This rate is subject to quarterly review and subsequent adjustment based on the prevailing SOFR and cannot fall below 5.50% per annum.
Banco Davivienda CR
On November 1, 2023, the Company refinanced a debt outstanding with Banco Nacional ($7,373,460) with a mortgage loan denominated in USD with Banco Davivienda for an aggregate amount of $8,000,000. The new mortgage loan matures in 15 years. The loan is subject to a fixed interest rate of 7.0% in the first year, and a rate of 6-month SOFR plus 2.4% adjustable monthly from the second year onwards.
Banco Davivienda
On November 27, 2025, the Company entered into a senior secured loan agreement with Banco Davivienda for COP $31,000,000,000 (approximately $8,215,925 as of the transaction date). The loan bears interest at a rate equal to the one‑month Colombian IBR plus 300 basis points, payable monthly. The loan is subject to monthly principal amortization and matures on January 1, 2041. The loan is guaranteed by lease payments associated with certain properties of the Company. As of June 30, 2026, the full loan amount of COP $31,000,000,000 had been drawn, with the proceeds received on January 9, 2026.
Banco Nacional
On April 28, 2023, the Company refinanced outstanding loans with Banco Davivienda, Banco Promerica de Costa Rica, S.A. ("Banco Promerica") and BAC Credomatic (except for one loan), with Banco Nacional. An extinguishment loss of $6,555,113 was recognized as financing costs during the second quarter of 2023 as part of the extinguishment of these debt facilities. The Company entered into four U.S. dollar denominated mortgage loans with Banco Nacional for an aggregate amount of $107,353,410. The loans have a twenty-five-year term. The loans bear a fixed annual interest rate for the first two years and a variable rate of 3-month SOFR, plus either 1.4% or 2.8% adjustable monthly from the third year onwards. On November 1, 2023, the Company refinanced an outstanding debt of $7,373,460 with Banco Nacional using a mortgage loan denominated in USD with Banco Davivienda for an aggregate amount of $8,000,000.
Bancolombia
On January 22, 2021, the Company entered into a COP denominated financing agreement of COP $44,500 million ($12.8 million as of the transaction date) with Bancolombia for the financing of the construction of Building 300 in LPA Park Calle 80 in Bogota, Colombia. As of December 31, 2021, the financing was fully drawn down. This financing agreement was further increased by COP $30,000 million ($7.0 million as of the transaction date). The financing bears an interest rate of IBR plus 365 basis points, commitment fees of 0.1% per month of the undrawn amount of the loan and has a 15-year term with a balloon payment of 40% at expiration (COP $29,901 million, or $6.9 million as of the transaction date). The Company began to make principal payments in November 2021. On January 19, 2022, the Company increased by COP $34,000 million ($8.4 million per the transaction date exchange rate, same applies to hereafter) its existing financing facilities denominated in COP with Bancolombia from COP $57,810 million ($14.3 million) to COP $91,810 million ($22.7 million). The financing has a fourteen-year term with a balloon payment of COP $42,866 million ($11.4 million) at expiration. The interest accrues at Colombian IBR plus 327 basis points.
On September 22, 2023, the Company negotiated a deferral of principal with Bancolombia, deferring all principal payments for seven months, beginning on October 1, 2023. All the other terms and conditions of the loan with Bancolombia remain the same. A modification gain of $70,058 was recognized as part of the modification of this debt facility and is included in financing costs in the consolidated statements of profit or loss in the year ended December 31, 2023. Refer to the financial debt covenant compliance section below for details on the Bancolombia waiver.

BBVA Peru
On December 15, 2023, the Company entered into a mortgage loan with BBVA Peru for a total of $60,000,000. The mortgage loan consists of two components: Tranche A and Tranche B. The Tranche A totaling $48,670,000 was used to refinance the Company’s existing debt with a previous lender. The Tranche B totaling $11,330,000 is expected to finance the company’s other real estate projects. Tranches A and B will mature in 10 years (with a 35.0% balloon payment for Tranche A) and carry a fixed interest rate of 8.5% and 8.4%, respectively.
On March 6, 2025, the Company, through Parque Logístico Callao, S.R.L., a wholly owned subsidiary of the Company, as the borrower ("Borrower"), entered into a new mortgage loan with BBVA Peru, as the lender, allowing the Company to borrow up to principal amount of $25,000,000. This loan was designated for the construction of a building within Parque Logístico Callao. The loan is secured by the equity interests of the Borrower and the Borrower’s interests in its lease contract of the building constructed. The loan is set to mature in 10 years (with 36 quarterly scheduled repayment installments starting from May 6, 2026 and a 35.0% balloon payment at maturity) and carries a fixed interest rate of 7.9% per annum. Interest is payable quarterly in cash and in arrears starting in May 2025.
On December 4, 2025, the Company entered into a U.S. dollar‑denominated long‑term loan agreement with BBVA Peru, providing for a maximum borrowing capacity of $10,000,000, available in two disbursements of $5,000,000 each. The loan bears a fixed annual interest rate of 7.9%, with interest payable quarterly. Beginning March 30, 2027, the loan becomes subject to repayment through 36 quarterly installments, including a balloon payment of 35.0% at maturity. The loan is secured by the equity interests of the Borrower and the Borrower’s interests in its lease contract of the buildings constructed. As of June 30, 2026, a disbursement of $5,000,000 had been drawn, with the proceeds received on January 30, 2026.
On May 15, 2026, the Company, through Latam Logistic PER PropCo Lurin I, S.R.L., a wholly owned subsidiary of the Company, entered into a new long term loan agreement with BBVA Peru for an aggregate principal amount of $60,000,000. The proceeds from the new facility is expected to be disbursed in full on August 18, 2026, and will be used to refinance and repay in full the Company's existing mortgage loan with BBVA Peru dated December 15, 2023. The new loan bears a fixed annual interest rate of 8.1% per annum, with interest payable quarterly, and matures in 10 years (with 40 quarterly scheduled repayment installments starting from August 18, 2026, and a 35.0% balloon payment on maturity). The loan continues to be secured by the equity interests of the Borrower and the Borrower's interests in its lease contract of the buildings constructed. A modification gain of $1,485,051 was recognized as a reduction of financing costs during the second quarter of 2026 as part of the modification of this debt facility. The unamortized balance of the original debt issuance costs was combined with the new debt issuance costs incurred in connection with the refinancing and is being amortized prospectively over the remaining term of the modified loan using a revised effective interest rate.
BTG
On October 21, 2025, the Company entered into a senior secured loan agreement with BTG for COP $50,000,000,000 (approximately $12,813,416 as of the transaction date). The loan bears interest at a rate equal to the three‑month Colombian IBR plus 525 basis points, payable quarterly. On October 24, 2025, the Company received a disbursement of COP $46,918,000,000 (approximately $12,023,597 as of the transaction date). Principal is payable at maturity on October 24, 2028. The debt is currently secured by 100% of the outstanding shares of LPA COL PropCo Cota 1, S.A.S, and the collateral is expected to be modified to investment properties located in Colombia within 180 days. This loan is held at the corporate level but included in the total of Colombia loans because it is attributable to the Colombia reportable segment.

Long-Term Debt Maturities – Scheduled principal and interest payments due on the Company’s debt as of June 30, 2026, are as follows:

Amount
Maturity:
Remainder of 2026	$5,101,420
2027	11,131,570
2028	25,540,427
2029	12,817,783
2030	13,737,347
2031	14,728,883
Thereafter	241,156,189
Accrued and deferred financing cost, net	(3,423,681)
Total	$320,789,938
Financing Costs – The following table summarizes the components of financing costs including the deferred financial cost amortization for the three and six months ended June 30, 2026 and 2025:

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Gross interest expense	$6,302,683	$5,163,155	$12,239,203	$10,306,597
Amortization of debt issuance cost	120,603	46,905	172,239	178,881
Debt modification gain	(1,485,050)	—	(1,485,050)	—
Other financing cost	—	—	—	—
Total financing cost before capitalization	4,938,236	5,210,060	10,926,392	10,485,478
Capitalized amounts into investment properties	$—	$(276,500)	$—	$(302,833)
Net financing cost	$4,938,236	$4,933,560	$10,926,392	$10,182,645
Total cash paid for interest and commitment fees	$5,771,600	$4,938,080	$11,637,052	$10,108,882
Debt Reconciliation – The reconciliations of the Company’s debt as of June 30, 2026 and 2025 were as follows:

	Six months ended June 30,
	2026	2025
Beginning balance	$295,334,909	$265,885,799
Secured bank debt borrowings	79,371,593	16,000,000
Secured bank debt repayments	(57,280,643)	(4,397,035)
Bridge loan repayments	—	(4,244,368)
Borrowing cost incurred	(618,372)	(397,679)
Deferred financing cost amortization	172,239	178,881
Debt modification gain	(1,485,050)	—
Foreign currency translation effect	5,295,262	3,105,552
Ending balance	$320,789,938	$276,131,150
Financial Debt Covenants – The loans described above are subject to certain affirmative covenants, including, among others, (i) reporting of financial information; and (ii) maintenance of corporate existence, the security interest in the properties subject to the loan and appropriate insurance for such properties; and (iii) maintenance of certain financial ratios. In addition, the loans are subject to certain negative covenants that restrict Logistic Properties of the Americas ability to, among other matters, incur in additional indebtedness under or create additional liens on the properties subject to the loans, change its corporate structure, make certain restricted payments, enter into certain transactions with affiliates, amend certain material contracts.
The loans contain, among others, the following events of default: (i) non-payment; (ii) false representations; (iii) failure to comply with covenants; (iv) inability to generally pay debts as they become due; (v) any bankruptcy or insolvency event; (vi) disposition of the subject properties; or (vii) change of control of the subject properties.
The Company received waivers for the requirement to comply with Bancolombia financial covenants on June 26, 2024. The Bancolombia waiver was effective through the testing period of June 30, 2024 and December 31, 2024, and ratio compliance testing was first applicable for these loans in June 2025. On December 19, 2024, the Company amended both loans with Bancolombia to include a reserved fund of $1.7 million as part of the numerator for the debt service coverage ratio calculation. This adjustment to the covenant calculation took effect from the compliance testing in June 2025. The outstanding Bancolombia loan balance as of June 30, 2026 was $42.8 million, on the condensed consolidated interim statement of financial position.
As of June 30, 2026 and December 31, 2025, the Company was compliant with all the debt covenants with its lenders.
12. EQUITY
The Company is authorized to issue 450,000,000 Ordinary Shares (“Ordinary Shares”) and 50,000,000 Preference Shares, each with a par value of $0.0001. The specific designations, voting rights, and other preferences of these shares can be established as needed by the Company’s board. There were no Preference Shares issued during the periods presented. All shares are equally eligible to receive dividends and the repayment of capital and represent one vote at shareholders’ meetings of Logistic Properties of the Americas. As of June 30, 2026 and December 31, 2025, a total of 31,698,635 and 31,867,009 Ordinary Shares had been issued, respectively.
On November 22, 2024, the Company's board of directors approved a share repurchase program (the "Program") with authorization to purchase up to $10.0 million of Ordinary Shares for a duration of 12 months. On November 29, 2024, the Company and an unrelated third-party broker (the “Broker”) entered into a share purchase agreement (the “Share Purchase Agreement”). Under the Share Purchase Agreement, the Broker is authorized to execute the Program on behalf of the Company to purchase the Ordinary Shares from the open market. Prior to their retirement or reissuance, the Ordinary Shares repurchased are recorded as treasury shares in equity at cost including the fees paid to the Broker. The Share Purchase Agreement was terminated as of June 5, 2025.
The Company did not repurchase any Ordinary Shares in the six months ended June 30, 2026. All 249,194 Ordinary Shares held in treasury at December 31, 2025 were retired, and no treasury shares were held as of June 30, 2026.
Retained earnings consist of legal reserves and accumulated earnings. According to the legislation in effect in several countries in which the Company operates, the Company’s subsidiaries must appropriate a portion of each year’s net earnings to its respective legal reserve. The legal reserve amount varies by jurisdiction and ranges from 5% to 10% of the net earnings generated by operating entities, up to a cap of 10% to 50% of that entity’s capital stock.

13. EARNINGS PER SHARE
The Company determines basic earnings (loss) per share by dividing the profit (loss) for the period attributable to ordinary equity holders of the Company by the weighted average number of ordinary shares outstanding during the period. The Company computes diluted earnings (loss) per share by dividing the profit (loss) for the period attributable to ordinary equity holders of the Company by the weighted average number of ordinary shares outstanding combined with the incremental weighted average number of ordinary shares outstanding that would be issued on conversion or settlement of all outstanding potentially dilutive instruments. There were 126,000, 564,667, 324,000 and 492,167 RSUs excluded from the diluted weighted average number of ordinary shares calculation for the three months ended June 30, 2026 and 2025, and the six months ended June 30, 2026 and 2025, respectively, as their inclusion would be antidilutive.
The calculated basic and diluted earnings (loss) per share for the three and six months ended June 30, 2026 and 2025, were as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2026	2025	2026	2025

Earnings (loss) per share – basic	$0.40	$(0.04)	$0.15	$(0.06)
Earnings (loss) per share – diluted	$0.40	$(0.04)	$0.15	$(0.06)
Earnings (loss) attributed to owner(s) of the Company	$12,733,405	$(1,208,387)	$4,823,659	$(1,940,834)
Weighted average number of Ordinary Shares – basic	31,698,635	31,584,816	31,658,448	31,606,150
Weighted average effect of dilutive securities:
RSUs	151,266	—	94,453	—
Weighted average number of Ordinary Shares – diluted	31,849,901	31,584,816	31,752,901	31,606,150
The weighted average number of Ordinary Shares as of June 30, 2026 and 2025 was adjusted to exclude treasury shares.
There have been no other transactions involving Ordinary Shares or potential ordinary shares between the reporting date and the date of authorization of these financial statements.
14. INCOME TAX
LPA is a foreign corporation organized in accordance with the laws of Cayman Islands and is not subject to income tax in the United States. The Company operates in Costa Rica, Colombia, Peru, El Salvador, Mexico and the United States using local country operating corporations, generally owned by holding companies in Panama and Cayman Islands. The Panama and Cayman Islands holding companies are not subject to tax on income sourced outside of Panama, and the Company has no deferred tax liability recognized for its investment in subsidiaries. The income tax rates applicable to LPA in Costa Rica, Colombia, Peru and Mexico are 30.0%, 35.0%, 29.5% and 30.0%, respectively.
The Company’s effective tax rates for the three months ended June 30, 2026 and 2025 were 36.6% and 681.1%, respectively. The Company’s effective tax rates for the six months ended June 30, 2026 and 2025 were 57.5% and 101.7%, respectively. The effective income tax rates for the three and six months ended June 30, 2026 and 2025 were different than the local statutory income tax rates primarily due to the change in deferred tax assets or liabilities related to fluctuations in currency translation for investment properties and debt, movement in unrecognized deferred tax assets, foreign tax rate differential (including pre-tax losses in zero-rate jurisdictions such as Panama and the Cayman Islands), and alternative minimum tax in Colombia.

For the six months ended June 30, 2026, foreign tax rate differentials increased the effective tax rate by 15.2 percentage points, while tax effects associated with exchange gains and losses on investment properties, debt and other items increased the effective tax rate in aggregate by 4.1 percentage points. Intercompany dividends and changes in unrecognized deferred tax assets increased the effective tax rate by 3.6 and 3.2 percentage points, respectively. Other tax impacts increased the effective tax rate by 1.4 percentage points for the six months ended June 30, 2026.

For the six months ended June 30, 2025, foreign tax rate differentials increased the effective tax rate by 38.9 percentage points. Tax effects associated with exchange gains and losses on investment properties, debt and other items decreased the effective tax rate in aggregate by 19.2 percentage points. Alternative minimum taxes and capital gains taxes increased the effective tax rate by 12.8 and 11.5 percentage points, respectively. Changes in unrecognized deferred tax assets increased the effective tax rate by 27.3 percentage points. Other tax impacts increased the effective tax rate by 0.4 percentage points for the six months ended June 30, 2025.

The effective income tax rate for the three and six months ended June 30, 2025 was high due to the impact of currency fluctuations and foreign rate differentials on income tax expense for that period, compared with the relatively low pretax income for that period.
15. EMPLOYEE BENEFITS
Employee benefits are recognized in general and administrative expense in the condensed consolidated interim statements of profit or loss and other comprehensive income (loss), and for the three and six months ended June 30, 2026 and 2025, consisted of the following:

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Short-term employee benefits	$1,576,890	$1,265,017	$2,979,407	$2,494,094
Share-based payment expense	477,545	879,147	890,122	1,236,333
Total	$2,054,435	$2,144,164	$3,869,529	$3,730,427
16. SHARE-BASED PAYMENTS
In March 2024, the Company established the Logistic Properties of the Americas 2024 Equity Incentive Plan (“2024 Plan”) for all employees of the Company whereby LPA may grant options, restricted stock, restricted stock units, stock appreciation rights and other equity-based awards to attract and maintain key company personnel including directors, officers, employees, consultants, and advisors.
Restricted Stock Units (“RSUs”)
Under the 2024 Plan, the Company granted RSUs to certain senior executives and board directors who were previously employed by LatAm Logistic Properties, S.A., a company incorporated under the laws of Panama (“LLP”) and continued employment with LPA after the Business Combination (“Business Combination”), certain departing board members of LLP and certain newly hired senior executives and board members of LPA.
Each RSU represents the right for the employee or director to receive one LPA ordinary share upon vesting and settlement. No amounts are paid or payable to LPA by the recipient on the receipt of the RSUs. The RSUs carry neither rights to dividends nor voting rights prior to vesting or delivery of the underlying LPA ordinary shares. The Company’s board has a discretion to settle the RSUs in cash or shares, but the Company has no intention of settling the RSUs in cash. The Company accounts for the RSUs as equity-settled awards.
In May 2024, April 2025 and April 2026, the Company granted RSUs under the 2024 Plan totaling 319,000, 121,000 and 126,000 shares, respectively, to former LLP senior executives and current LPA senior executives. The RSUs vest either in equal annual increments over a three-year service vesting period, with compensation costs recognized using the accelerated attribution method, or they cliff vest at the end of the three-year service vesting period, with compensation costs recognized ratably over the vesting period.
In May 2024, August 2024, April 2025 and April 2026, the Company granted RSUs under the 2024 Plan totaling 97,500, 15,000, 52,500 and 45,000 shares, respectively, to the former LLP and current LPA board of directors. These RSUs were fully vested upon grant. On the grant date, the delivery of the underlying ordinary shares was scheduled to occur at a future date, based solely on the passage of time. The grant date fair values of these awards take into account the impact of the delayed delivery schedules, and compensation costs were recognized immediately upon grant.
RSUs are measured at grant date fair value by reference to the traded price of LPA’s ordinary shares. The Company does not expect to declare any dividends in the near future. Therefore, no expected dividends were incorporated into the measurement of the grant date fair value. For the three and six months ended June 30, 2026, the Company recognized share-based payment expense related to the RSUs of $477,545 and $890,122, respectively, in general and administrative expenses in the condensed consolidated interim statements of profit or loss and other comprehensive income (loss).

Details of the RSUs outstanding during the period are as follows:

	Number of RSUs	Weighted Average Grant Date Fair Value per RSU

Non-vested at December 31, 2025	404,667	$9.45
Granted	171,000	$3.12
Vested	(125,667)	$7.07
Forfeited	—	—
Non-vested at June 30, 2026	450,000	$7.67
During the six months ended June 30, 2026, 110,667 vested RSUs were settled, of which 29,847 shares were withheld to satisfy tax obligations and 80,820 ordinary shares were delivered. During the six months ended June 30, 2025, 97,910 shares of vested RSUs were delivered (net of tax withheld).
Equity-settled share-based payment transactions with parties other than employees
On August 14, 2024, the board of directors of the Company approved and granted the Company discretion to issue 90,000 ordinary shares to a non-employee service provider to share-settle a liability assumed as part of the Business Combination. Such arrangement was accounted for as an equity-settled share-based payment arrangement with non-employees. The fair value was determined to be $1,141,200, which represented the aggregate fair value of the ordinary shares granted on August 14, 2024, calculated based on 90,000 ordinary shares and a grant date fair value of $12.68 per share by reference to the traded price of the Company’s ordinary shares on such date. On August 30, 2024, the Company issued the 90,000 ordinary shares, which were considered fully vested upon issuance.
17. RELATED PARTY TRANSACTIONS
Transactions between the Company and its related parties are made on terms equivalent to those that prevail in arm’s length transactions.
Subsidiaries
Transactions between the Company and its subsidiaries are eliminated on consolidation and therefore are not disclosed. Listing of LPA's subsidiaries are disclosed in Note 2. The partnerships that the Company enters into and exercises control over are fully consolidated as detailed in LPA’s most recent audited consolidated financial statements and notes.
Key Management Personnel Compensation
The amounts disclosed in the table represent the amounts recognized as general and administrative expense in the condensed consolidated interim statements of profit or loss and other comprehensive income (loss), related to key management personnel for the three and six months ended June 30, 2026 and 2025.

	Three Months Ended June 30,		Six Months Ended June 30,
	2026	2025	2026	2025
Salaries	$481,385	$405,079	$952,099	$798,235
Cash performance bonus	288,290	252,557	558,976	480,303
Statutory bonus	17,940	15,287	35,549	29,778
Non-executive directors' fees	146,250	146,250	292,500	292,500
Non-cash benefits	10,753	8,739	25,258	13,027
Share-based payment expense	477,545	879,147	890,122	1,236,333
Total	$1,422,163	$1,707,059	$2,754,504	$2,850,176

Additional transactions with key management personnel – The majority shareholder of the Company provided management and advisory services as well as administrative support to the Company of $40,723 and $3,425 for the three months ended June 30, 2026 and 2025, respectively, and $73,958 and $71,425 for the six months ended June 30, 2026 and 2025, respectively.
18. FINANCIAL RISK MANAGEMENT
Interest Rate Risk - Interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s exposure to the risk of changes in market interest rates relates primarily to its long-term debt obligations with floating interest rates. Therefore, variations in interest rates at the reporting date would affect profit or loss.
Liquidity Risk – Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity is to ensure, to the extent possible, that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation, and to maintain a balance between continuity of funding and flexibility through the use of bank deposits and loans.
Exposure to Liquidity Risk – The following tables detail the remaining contractual maturities of financial liabilities at the end of the reporting period. The amounts are gross and undiscounted cash flows.

June 30, 2026	Notes	On demand	Less than 3 months	3 to 12 months	1 to 5 years	Thereafter	Total

Accounts payable and accrued expenses		$2,084,413	$300,784	$8,169,202	—	—	$10,554,399
Lease liability	10	—	65,313	764,129	5,463,249	29,763,358	36,056,049
Income tax payable		217,789	299,537	387,684	—	—	905,010
Retainage payable		—	16,863	2,118,814	—	—	2,135,677
Security deposits		11,154	21,426	48,926	3,274,027	—	3,355,533
Long and short-term debt	11	—	2,522,744	8,084,865	64,985,365	248,620,645	324,213,619
Total		$2,313,356	$3,226,667	$19,573,620	$73,722,641	$278,384,003	$377,220,287

December 31, 2025	Notes	On demand	Less than 3 months	3 to 12 months	1 to 5 years	Thereafter	Total

Accounts payable and accrued expenses		$3,317,399	$620,083	$7,757,335	—	—	$11,694,817
Lease liability	10	—	27,300	120,325	5,089,400	30,448,443	35,685,468
Income tax payable		—	6,013,235	1,088,241	—	—	7,101,476
Retainage payable		—	571,214	2,026,829	—	—	2,598,043
Security deposits		—	—	112,624	3,004,501	—	3,117,125
Long and short-term debt	11	—	2,307,488	7,962,773	63,388,813	223,110,712	296,769,786
Total		$3,317,399	$9,539,320	$19,068,127	$71,482,714	$253,559,155	$356,966,715
Fair Values – The Company estimated the fair value of its debt to be $319,711,956 as of June 30, 2026, and $278,711,041 as of December 31, 2025. The fair value of debt is estimated based on the discounted cash flows using a discount rate between 6.3% and 14.2% depending on the terms and circumstances of specific debt instruments and are within Level 2 of the fair value hierarchy. The Company further concluded that the carrying value of financial assets and liabilities, other than debt, approximated their fair value as of June 30, 2026 and December 31, 2025.

19. COMMITMENTS AND CONTINGENCIES
Commitments
In the normal course of operation, the Company secures construction loans in order to fund capital expenditure commitments. Debt guarantees are disclosed in Note 11. The Company does not conduct its operations through entities that are not consolidated in these condensed consolidated interim financial statements and has not guaranteed or otherwise contractually committed to support any material financial obligations not reflected in these condensed consolidated interim financial statements.
As of June 30, 2026, the Company had agreed upon construction contracts with third parties and is consequently committed to future capital in respect to investment property under development of $6,510,502. In addition, the Company had commitments of $1,946,053 relating to operating investment properties, resulting in total capital commitments of $8,456,555 as of June 30, 2026.
The Company does not have lease contracts, where the Company is the lessee, that have not yet commenced as of June 30, 2026.
Legal Proceedings
On November 30, 2023, the Company became aware that a lawsuit was filed against it by a former employee of the Company who rendered services for the Company prior to the reporting date. The Company is currently vigorously defending this lawsuit and believes the claims are without merit. The Company is in the process of analyzing this matter but currently does not have a sufficient basis for concluding whether any loss is probable. As of the date of this report, the Company is not currently involved in any other litigation or arbitration proceedings for which the Company believes it is not adequately insured or indemnified, or which, if determined adversely, would have a material adverse effect on the Company’s condensed consolidated interim financial statements.
As of June 30, 2026, the Company is not involved in any other litigation or arbitration proceedings for which the Company believes it is not adequately insured or indemnified, or which, if determined adversely, would have a material adverse effect on the Company’s condensed consolidated interim financial statements.
20. SUBSEQUENT EVENTS
In preparing the condensed consolidated interim financial statements, the Company has evaluated subsequent events through August 12, 2026, which is the date the condensed consolidated interim financial statements were issued. There have been no subsequent events that occurred during such period that would require disclosure in, or would be required to be recognized in, the condensed consolidated interim financial statements.
On June 17, 2026, the Company announced a strategic alliance with FIBRA Prime, a preeminent diversified Real Estate Investment Trust in Peru, through the divestment of Parque Logístico Lima Sur (“PLS”), a premier logistics park located in the Lurín submarket of Lima. Subject to customary regulatory approvals and closing conditions, FIBRA Prime will acquire 100% of PLS for a total consideration of US$145.0 million. The Company has the right to repurchase the properties during the 30-day period following the fourth anniversary of closing at the greater of (i) the customer’s purchase price adjusted for inflation or (ii) the property's value based on a 7.5% capitalization rate applied to the preceding 12 months’ annualized NOI. This repurchase right expires automatically if not exercised during that period. The sale will generate US$85.0 million in net proceeds for LPA after debt repayment and before taxes.

21. APPROVAL OF THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
The condensed consolidated interim financial statements were authorized for issue by the Company’s board of directors on August 12, 2026.
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